ANNUAL MEETING OF SHAREHOLDERS
WINNIPEG, MANITOBA
April 28, 2011
OFFICIAL VOTING RESULTS
The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the “Bank”) held on April 28, 2011. The votes were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at cibc.com/ca/investor-relations/annual-reports.html.
The Board of Directors and management recommended that shareholders vote FOR the appointment of Ernst & Young LLP as Auditors of the Bank, FOR the election as director of each of the 16 nominees listed in the Management Proxy Circular, and FOR an advisory resolution on executive compensation approach.

1.	Appointment of Auditors
Ernst & Young LLP was appointed as the auditors of the Bank.

Votes For		Votes Withheld
204,089,493	99.66%	692,867	0.34%

2.	Election of Directors
Each of the following 16 nominees proposed by management was elected as a Director of the Bank.

Nominee	Votes For		Votes Withheld
Brent S. Belzberg	184,470,063	91.06%	18,104,039	8.94%
Gary F. Colter	184,550,653	91.10%	18,023,449	8.90%
Dominic D’Alessandro	184,455,948	91.06%	18,118,154	8.94%
Patrick D. Daniel	182,130,170	89.91%	20,443,932	10.09%
Luc Desjardins	183,785,274	90.72%	18,788,828	9.28%
Gordon D. Giffin	182,652,164	90.17%	19,921,938	9.83%
Linda S. Hasenfratz	183,527,499	90.60%	19,046,603	9.40%
Nicholas D. Le Pan	184,504,029	91.08%	18,070,073	8.92%
John P. Manley	184,194,787	90.93%	18,379,315	9.07%
Gerald T. McCaughey	183,924,168	90.79%	18,649,934	9.21%
Jane L. Peverett	184,593,898	91.12%	17,980,204	8.88%
Leslie Rahl	160,515,589	79.24%	42,058,513	20.76%
Charles Sirois	183,669,317	90.67%	18,904,785	9.33%
Robert J. Steacy	182,865,758	90.27%	19,708,344	9.73%
Katharine B. Stevenson	184,224,663	90.94%	18,349,439	9.06%
Ronald W. Tysoe	164,489,996	81.20%	38,084,106	18.80%

3.	Advisory Resolution on Executive Compensation Approach

Votes For		Votes Against
197,021,639	97.26%	5,542,151	2.74%

The Board of Directors and management recommended that shareholders vote AGAINST each of the following shareholder proposals.

4.	Proposal No. 1
It is proposed that the Board of Directors provide shareholders with a clear option for abstention on proposals.

Votes For		Votes Against
133,020,965	65.67%	69,530,350	34.33%

5.	Proposal No. 2
Studies have shown that companies that have a critical mass of women within their Board of Directors do better. Respecting the fact that institutions renew the composition of their Board of Directors over a period varying from 5 to 10 years, it is proposed that the Board of Directors adopt a policy aiming at reaching parity within ten years at the latest.

Votes For		Votes Against
15,234,785	7.52%	187,326,365	92.48%

6.	Proposal No. 3
The compensation of the highest executive would have to be justified to employees who contribute to his or her success and to the success of the company. It is proposed that the Board of Directors adopt a policy stipulating the internal equity ratio that it deems “ethically acceptable” and that it justify it in the Management Circular.

Votes For		Votes Against
17,554,844	8.67%	185,004,711	91.33%

7.	Proposal No. 4
It is proposed that the Board of Directors adopt a policy stipulating that the Bank undertake to dispose of all its subsidiaries and branches in tax havens, as defined by the OECD.

Votes For		Votes Against
3,442,372	1.70%	199,084,053	98.30%

8.	Proposal No. 5
It is proposed that the Compensation Committee give shareholders more information with respect to the reference group used to compare the degree of competitiveness of the compensation of its senior executives and to the importance of such comparison in how compensation is established.

Votes For		Votes Against
14,930,307	7.36%	187,900,613	92.64%